Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at
	Notes	June 30, 2018	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents		$42,084	$48,861
Restricted cash		3,593	3,515
Trade and other receivables	6	677,233	697,307
Gas in storage		23,912	11,812
Other current assets	7	141,971	109,697
Fair value of derivative financial assets	8	126,480	218,769
Corporate tax recoverable		10,312	5,617
		1,025,585	1,095,578
Non-current assets
Investments		36,396	36,314
Property, plant and equipment		23,395	18,893
Intangible assets		411,955	401,926
Other non-current assets	7	41,001	19,987
Fair value of derivative financial assets	8	86,788	64,662
Deferred tax asset		1,680	9,449
		601,215	551,231
TOTAL ASSETS		$1,626,800	$1,646,809

LIABILITIES

Current liabilities
Trade and other payables		$638,420	$616,434
Deferred revenue		52,567	41,684
Income taxes payable		1,454	7,304
Fair value of derivative financial liabilities	8	48,789	86,288
Provisions		5,721	4,714
Current portion of long-term debt	11	-	121,451
		746,951	877,875
Non-current liabilities
Long-term debt	11	578,862	422,053
Deferred lease inducements		746	773
Fair value of derivative financial liabilities	8	50,918	51,871
Other non-current liabilities		52,630	56,576
Deferred tax liability		9,683	6,918
		692,839	538,191
TOTAL LIABILITIES		1,439,790	1,416,066
SHAREHOLDERS' EQUITY
Shareholders’ capital	13	1,231,017	1,215,826
Equity component of convertible debentures		13,029	13,029
Contributed deficit		(24,590)	(22,693)
Deficit		(1,109,859)	(1,066,931)
Accumulated other comprehensive income		77,821	91,934
Non-controlling interest		(408)	(422)
TOTAL SHAREHOLDERS' EQUITY		187,010	230,743
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,626,800	$1,646,809

Commitments and Guarantees (Note 18)

See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2019	2018
OPERATIONS
Sales	14	$876,457	$847,706
Cost of sales		722,925	690,143
GROSS MARGIN		153,532	157,563
EXPENSES
Administrative		55,682	48,631
Selling and marketing		50,543	58,076
Other operating expenses	15(a)	27,818	34,976
		134,043	141,683
Operating profit before the following		19,489	15,880
Finance costs	11	(16,340)	(11,990)
Change in fair value of derivative instruments and other	8	(36,556)	110,617
Other income (loss)		(55)	1,599
Profit (loss) before income taxes		(33,462)	116,106
Provision for income taxes	12	7,961	6,797
PROFIT (LOSS) FOR THE PERIOD		$(41,423)	$109,309

Attributable to:
Shareholders of Just Energy		$(41,377)	$103,858
Non-controlling interest		(46)	5,451
PROFIT (LOSS) FOR THE PERIOD		$(41,423)	$109,309

Earnings (loss) per share available to shareholders	16
Basic		$(0.29)	$0.69
Diluted		$(0.29)	$0.52

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	2018	2017
PROFIT (LOSS) FOR THE PERIOD	$(41,423)	$109,309
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign operations	3,750	(4,768)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$(37,673)	$104,541

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy	$(37,627)	$99,090
Non-controlling interest	(46)	5,451
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$(37,673)	$104,541

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes	2018	2017
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period		$768,847	$259,571
Adjustment for adoption of IFRS 15 and 9		20,711	-
Profit (loss) for the period, attributable to shareholders		(41,377)	103,858
Accumulated earnings, end of period		748,181	363,429

DIVIDENDS
Dividends, beginning of period		(1,835,778)	(1,749,471)
Dividends declared and paid		(22,262)	(21,783)
Dividends, end of period		(1,858,040)	(1,771,254)
DEFICIT		$(1,109,859)	$(1,407,825)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$91,934	$70,361
Adjustment for adoption of IFRS 15 and 9		(17,863)	-
Other comprehensive income (loss)		3,750	(4,768)
Accumulated other comprehensive income, end of period		$77,821	$65,593

SHAREHOLDERS’ CAPITAL	13
Common shares
Common shares, beginning of period		$1,079,055	$1,070,076
Share-based units exercised		4,979	10,145
Repurchase and cancellation of shares		-	(11,443)
Common shares, end of period		1,084,034	1,068,778

Preferred shares
Preferred shares, beginning of period		$136,771	$128,363
Shares issued		10,447	4,361
Shares issuance costs		(235)	(458)
Preferred shares, end of period		146,983	132,266
SHAREHOLDERS’ CAPITAL		$1,231,017	$1,201,044

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,508
Balance, end of period		$13,029	$13,508

CONTRIBUTED SURPLUS (DEFICIT)
Balance, beginning of period		$(22,722)	$58,266
Add: Share-based compensation expense	15(a)	1,775	15,247
Non-cash deferred share grant distributions		14	12
Less: Purchase of non-controlling interest		1,566	-
Share-based units exercised	13	(4,979)	(10,145)
Share-based compensation adjustment		(244)	(5,519)
Balance, end of period		$(24,590)	$57,861

NON-CONTROLLING INTEREST
Balance, beginning of period		$(422)	$-
Distributions to non-controlling shareholders		-	(5,451)
Foreign exchange impact on non-controlling interest		60	-
Profit (loss) attributable to non-controlling interest		(46)	5,451
Balance, end of period		$(408)	$-
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)		$187,010	$(69,819)

See accompanying notes to the interim condensed consolidated financial statements

4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30

(unaudited in thousands of Canadian dollars)

Net inflow (outflow) of cash related to the following activities	Notes	2018	2017
OPERATING
Profit (loss) before income taxes		$(33,462)	$116,106

Items not affecting cash
Amortization of intangible assets	15(a)	4,345	3,460
Depreciation of property, plant and equipment	15(a)	898	997
Amortization included in cost of sales		782	777
Share-based compensation	15(a)	1,775	15,247
Financing charges, non-cash portion		3,467	2,603
Other		(27)	(92)
Change in fair value of derivative instruments and other	8	36,556	(110,617)
Adjustment required to reflect net cash receipts from gas sales		4,581	2,649
Net change in non-cash working capital balances		(23,024)	556
Income taxes paid		(8,437)	(11,077)
Cash inflow (outflow) from operating activities		(12,546)	20,609

INVESTING
Purchase of property, plant and equipment		(1,929)	(1,191)
Purchase of intangible assets		(7,926)	(6,805)
Acquisition of businesses		-	(2,546)
Short-term investments		-	129
Cash outflow from investing activities		(9,855)	(10,413)

FINANCING
Dividends paid		(22,249)	(21,771)
Debt issuance costs		(2,173)	-
Credit facilities withdrawal		31,210	24,650
Issuance of preferred shares		10,447	4,361
Preferred shares issuance costs		(334)	(1,461)
Shares repurchase		-	(11,443)
Distributions to non-controlling interest		-	(5,505)
Cash inflow (outflow) from financing activities		16,901	(11,169)

Effect of foreign currency translation on cash balances		(1,277)	(1,283)

Net cash outflow		(6,777)	(2,256)
Cash and cash equivalents, beginning of period		48,861	57,376

Cash and cash equivalents, end of period		$42,084	$55,120

Supplemental cash flow information:
Interest paid		$11,225	$7,321

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on August 8, 2018.

2.	OPERATIONS

Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. With offices located across the United States (“U.S.”), Canada, the United Kingdom (“U.K.”), Germany, Ireland and Japan, Just Energy serves residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc.

By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 7.8% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value added products and services.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker, retail and affinity relationships, and online marketing. Prior to August 1, 2017, the online marketing of gas and electricity contracts was primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy held a 50% equity interest. This exclusive relationship ended on July 31, 2017.

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These Interim Financial Statements of Just Energy and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2018 annual audited consolidated financial statements. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the years ended March 31, 2018 and 2017.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2019, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June. For the 12 months ended June 30, 2018, Just Energy reported gross margin of $636,896 (2017 - $690,862) and profit of $367,842 (2017 – $97,522).

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2018. Subsidiaries and affiliates are consolidated from the date of acquisition of control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 16, Leases (“IFRS 16”), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

5.	ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

Changes in accounting policies

Just Energy has adopted IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), as issued by the International Accounting Standards Board (“IASB”) in July 2014, effective January 1, 2018. The new accounting policies have been applied by Just Energy from April 1, 2018 and, in accordance with the transitional provisions in IFRS 15, comparative figures have not been restated. Just Energy has adopted IFRS 15 using the modified retrospective method, using the practical expedient in paragraph C5(c) under which Just Energy reflects the aggregate effect of all modifications on the date of initial application. Accordingly, transition adjustments have been recognized through equity as at April 1, 2018.

IFRS 15 replaces the provisions of IAS 18, “Revenue”, that relates to all revenue from contracts from customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Accounting policies

The following accounting policies are applicable to the accounting for all revenue arising from contracts with customers, unless those contracts are in the scope of other standards in the quarter ended April 1, 2018 and onwards. Please refer to the accounting policies Just Energy outlined in its March 31, 2018 annual audited consolidated financial statements for details on accounting policies applicable to comparative amounts.

Gas and electricity

Sales

Just Energy historically recognized revenue based on consumption of the commodity by the customer. Gas and electricity sales are billed based upon information received from distribution companies. Oftentimes, the billing cycles for customers do not coincide with the accounting periods used for financial reporting purposes. Gas and electricity that have been consumed by a customer, but not yet billed to that customer, are estimated on an accrual basis and included in revenue during the period in which they were consumed. These accrual amounts result in contract assets and are presented as unbilled revenues under IFRS 15. Just Energy assesses the unbilled revenues for impairment in accordance with IFRS 9.

Upon the adoption of IFRS 15, there is no change in the revenue recognition for gas and electricity sales. Just Energy has identified that the material performance obligation is the provision of gas and electricity to customers. Just Energy satisfies its performance obligation to the customer over time, which is to provide continuous gas and electricity service over the contract term. Just Energy utilizes the output method and recognizes revenue based on the units of gas and electricity delivered and billed to the customer each month. Just Energy has elected to adopt the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, as the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance to date.

Expenses

Just Energy historically recognized North American residential sales commissions and incentives paid to brokers, employees or third parties for acquiring new contracts with customers as selling expenses as they were incurred.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Upon the adoption of IFRS 15, incremental costs to obtain a contract with a customer are capitalized if these costs are expected to be recovered. As such, Just Energy commenced capitalizing all upfront sales commissions, incentives and third party verification costs paid based on customer acquisition that met the criteria for capitalization. Just Energy has elected under the practical expedient to recognize incremental costs of obtaining a contract as an expense when incurred if the contract length is one year or less. These expenses are deferred and amortized over the average customer relationship period, which is estimated to be between two and five years, based on historical blended attrition rates, including expected renewal periods by region.

Impact on financial statements

The cumulative effect of changes made to Just Energy’s April 1, 2018 interim condensed consolidated statement of financial position for the adoption of IFRS 15 – Revenue from Contract with Customers was as follows, and had a deferred tax liability effect of $7,493:

	Carrying amount
	Original IAS 18	New IFRS 15
Current Assets
Customer acquisition costs	$31,852	$43,152
Non-current financial assets
Customer acquisition costs	$7,367	$24,428

The following table shows the effect of the adoption of IFRS 15 on Just Energy’s interim condensed consolidated statements of financial position as at June 30, 2018:

	As at June 30, 2018 (reported)	Balances without adoption of IFRS 15	Effect of change higher (lower)
Current Assets
Customer acquisition costs	$53,877	$36,693	$17,184
Non-current financial assets
Customer acquisition costs	$38,114	$17,284	$20,830

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table shows the effect of the adoption of IFRS 15 on Just Energy’s interim condensed consolidated statements of comprehensive income (loss) for the three months ended June 30, 2018:

	For the three months ended June 30, 2018 (reported)	Balances without adoption of IFRS 15	Effect of change higher (lower)
Sales	$876,457	$876,457	$-
Cost of sales	722,925	722,925	-
Gross margin	153,532	153,532	-
Expenses			-
Administrative	55,682	55,682	-
Selling and marketing	50,543	59,806	(9,263)
Other operating expenses	27,818	27,818	-
	134,043	143,306	(9,263)
Operating profit before the following	19,489	10,226	9,263
Finance costs	(16,340)	(16,340)	-
Change in fair value of derivative instruments and other	(36,556)	(36,556)	-
Other income	(55)	(55)	-
Loss before income taxes	(33,462)	(42,725)	9,263
Provision for income taxes	7,961	7,961	-
Loss for the period	(41,423)	(50,686)	9,263
Attributable to:
Shareholders of Just Energy	(41,377)	(50,640)	9,263
Non-controlling interest	(46)	(46)	-
Loss for the period	(41,423)	(50,686)	9,263
Loss per share available to shareholders
Basic	(0.29)	(0.35)	0.06
Diluted	(0.29)	(0.35)	0.06

Just Energy’s revenue sources are mostly related to electricity and gas contracts. IFRS 15 did not have any impact on any of the revenue amounts related to historical or current revenue recognition. The key factors driving revenue segmentation are related to differentiation between the business divisions which is disclosed in the segment note.

For the majority of contracts with customers, Just Energy has met the B16 expedient in IFRS 15 where Just Energy has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of Just Energy’s performance completed to date. For contracts with customers that have an equal billing per month, while there is no change in revenue recognition upon the adoption of IFRS 15, Just Energy does not meet the practical B16 expedient in IFRS 15 and therefore is required to disclose the following for flat bill contracts that have a duration of one year or more:

The aggregate amount of transaction price allocated to performance obligations related to flat bill contracts that are unsatisfied as at June 30, 2018 is $84,470.

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy expects to recognize revenue on these flat-bill contracts in the amounts of:

	July 1, 2018 to March 31, 2019	April 1, 2019 to March 31, 2020	April 1, 2020 to March 31, 2021	April 1, 2021 to March 31, 2022	Years thereafter	Total
Gas and electricity flat billed contracts	$24,750	$28,227	$17,674	$8,076	$5,743	$84,470

Change in accounting policies

Just Energy has adopted IFRS 9, “Financial Instruments” (“IFRS 9”) as issued by the International Accounting Standards Board (IASB) in July 2014, effective April 1, 2018. The new accounting policies have been applied from April 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. Just Energy has adopted IFRS 9 retrospectively, and accordingly, transition adjustments have been recognized through equity as at April 1, 2018.

IFRS 9 replaces the provisions of IAS 39, “Financial Instruments Recognition and Measurement” that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, “Financial Instruments;- Disclosures”.

(a)	Accounting policy for financial instruments under IFRS 9

The following accounting policy is applicable to the accounting for financial instruments in the quarter ended April 1, 2018 and onwards. Please refer to the accounting policies Just Energy outlined in its March 31, 2018 annual audited consolidated financial statements for details on the financial instruments accounting policies applicable to comparative amounts.

Financial assets

(i)	Recognition and derecognition

Regular purchases and sales of financial assets are recognized on the trade-date, being the date on which Just Energy commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Just Energy has transferred substantially all the risks and rewards of ownership.

(ii)	Classification

From April 1, 2018, Just Energy classified its financial assets in the following measurement categories:

•	Those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and
•	Those to be measured at amortized cost.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The measurement category classification of financial assets depends on Just Energy’s business objectives for managing the financial assets and whether contractual terms of the cash flow are considered solely payments of principal and interest. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income depending upon the business objective.

Just Energy reclassifies debt instruments when and only when its business objective for managing those assets changes.

(iii)	Measurement

At initial recognition, Just Energy measures a financial asset at its fair value. In the case of a financial asset not categorized as FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset are included in measurement at initial recognition. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on Just Energy’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Just Energy classifies its debt instruments:

Amortized cost: Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in “finance income” using the effective interest rate method. Cash and cash equivalents, restricted cash, trade and other receivables are included in this category.

Fair value through other comprehensive income (“FVOCI”): Assets held to achieve a particular business objective, by collecting contractual cash flows and selling financial assets, where the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVOCI. Movements in the carrying amount are taken through other comprehensive income (OCI), except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in “finance income” using the effective interest rate method. Just Energy has not classified any investments in this category.

Fair value through profit or loss (“FVTPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss. Just Energy classifies its derivatives and its investments in equity securities at FVTPL due to the fact that they do not meet the criteria for classification at amortized cost as the contractual cash flows are not solely payments of principal and interest.

Just Energy’s equity instruments are carried at FVTPL and gains and losses are recorded in net income.

(iv)	Impairment

Just Energy assesses on a forward looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost, including other receivables. For trade and other receivables only, Just Energy applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Trade receivables are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due to Just Energy under the contract, and the cash flows that Just Energy expects to receive. Just Energy assesses all information available, including past due status, credit ratings, the existence of third-party insurance and forward looking macroeconomic factors in the measurement of the ECL associated with its assets carried at amortized cost. Just Energy measures ECL by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Impairment of cash and cash equivalents and restricted cash are evaluated by reference to the credit quality of the underlying financial institution or investee, but the provision is not material in the current reporting period.

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	New classification categories of financial instruments on adoption of IFRS 9

As at April 1, 2018, the date of initial application, Just Energy’s financial instruments and new classification categories under IFRS 9 were as follows:

Classification category
	Original IAS 39	New IFRS 9
Current financial asset
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Trade receivables	Loans and receivables	Amortized cost
Derivative asset	FVTPL	FVTPL
Non-current financial assets
Investments	FVOCI and FVTPL	FVTPL
Derivative asset	FVTPL	FVTPL
Current financial liabilities
Trade and other payables	Other financial liabilities	Amortized cost
Derivative liability	FVTPL	FVTPL
Current portion of long-term debt	Other financial liabilities	Amortized cost
Non-current financial liabilities
Long-term debt	Other financial liabilities	Amortized cost
Derivative liability	FVTPL	FVTPL

Upon adoption of IFRS 9, the investment in ecobee is classified as FVTPL instead of available-for-sale, resulting in a movement of $17,863 relating to the unrealized gain on revaluation of investments, net of tax from other comprehensive income to accumulated earnings on April 1, 2018.

(c)	Reconciliation of lifetime expected credit loss balance from IAS 39 to IFRS 9

The following table reconciles the closing lifetime expected credit loss for financial assets and contract assets in accordance with IAS 39 as at March 31, 2018 to the opening allowance for credit losses as at April 1, 2018.

	Impairment allowance under IAS 39 as at March 31, 2018	Re-measurement	Lifetime expected credit loss under IFRS 9 as at April 1, 2018
Trade and other receivables	$60,121	$11,237	$71,358
Unbilled revenues	$ -	$12,399	$12,399

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	Impairment of financial assets

Just Energy has two types of financial asset subject to IFRS 9’s new ECL model: (i) trade and other receivables and (ii) unbilled revenues. Just Energy was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. For trade and other receivables, Just Energy applies the simplified approach to providing for ECL prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables and unbilled revenues. Measurement of ECL resulted in an increase to the provision for trade receivables and unbilled revenues of $23,636, which was recorded as at April 1, 2018. This was before the tax impact of $5,616, which reduced the deferred tax liability, as at April 1, 2018.

(e)	Derivatives and hedging activities

Just Energy did not apply hedge accounting under IAS 39, nor under IFRS 9.

6.	TRADE AND OTHER RECEIVABLES

	As at	As at
	June 30, 2018	March 31, 2018
Trade account receivables, net	$331,593	$332,083
Accrued gas receivables	8,334	15,893
Unbilled revenues	292,698	301,577
Other	44,608	47,754
	$677,233	$697,307

7.	OTHER CURRENT AND NON-CURRENT ASSETS

		As at	As at
(a)	Other Current Assets	June 30, 2018	March 31, 2018
	Prepaid expenses and deposits	$40,364	$32,900
	Customer acquisition costs	53,877	31,852
	Green certificates	44,268	42,230
	Gas delivered in excess of consumption	3,462	2,715
		$141,971	$109,697

		As at	As at
(b)	Other Non-Current Assets	June 30, 2018	March 31, 2018
	Customer acquisition costs	$38,114	$7,367
	Other long-term assets	2,887	12,620
		$41,001	$19,987

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other on the consolidated statements of income.

	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$(98,311)	$88,018
Financial swap contracts and options (ii)	68,804	3,694
Foreign exchange forward contracts	2,304	6,939
Share swap	(3,263)	(2,107)
6.5% convertible bond conversion feature	232	4,784
Unrealized foreign exchange on 6.5% convertible bond	(3,997)	5,628
Other derivative options	(2,325)	3,661
Change in fair value of derivative instruments and other	$(36,556)	$110,617

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at June 30, 2018:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$66,015	$72,233	$18,347	$20,173
Financial swap contracts and options (ii)	56,034	4,696	8,246	29,754
Foreign exchange forward contracts	185	899	353	-
Share swap	-	-	21,663	-
6.5% convertible bond conversion feature	-	-	-	15
Other derivative options	4,246	8,960	180	976
As at June 30, 2018	$126,480	$86,788	$48,789	$50,918

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2018:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options	$198,891	$60,550	$32,451	$29,003
Financial swap contracts and options	8,133	1,342	34,369	22,117
Foreign exchange forward contracts	-	-	1,068	505
Share swap	-	-	18,400	-
6.5% convertible bond conversion feature	-	-	-	246
Other derivative options	11,745	2,770	-	-
As at March 31, 2018	$218,769	$64,662	$86,288	$51,871

Below is a summary of the financial instruments classified through profit or loss as at June 30, 2018, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 34,655,472 MWh, a weighted average price of $49.68/MWh and expiry dates up to December 31, 2027.

•	Natural gas contracts with a total remaining volume of 101,401,994 GJs, a weighted average price of $3.60/GJ and expiry dates up to December 31, 2024.

•	Renewable energy certificates (“RECs”) and emission-reduction credit contracts with a total remaining volume of 3,136,707 MWh and 427,550 tonnes, respectively, a weighted average price of $32.39/REC and $2.61/tonne, respectively, and expiry dates up to December 31, 2028 and December 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 4,826 MWCap, a weighted average price of $6,813.04/MWCap and expiry dates up to October 31, 2022.

•	Ancillary contracts with a total remaining volume of 848,863 MWh, a weighted average price of $20.23/MWh and expiry dates up to December 31, 2020.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 15,227,331 MWh, an average price of $39.94/MWh and expiry dates up to November 30, 2024.

•	Natural gas contracts with a total remaining volume of 125,752,042 GJs, an average price of $3.57/GJ and expiry dates up to December 31, 2024.

•	Electricity generation capacity contracts with a total remaining volume of 207 MWCap, a weighted average price of $24,104.57/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 1,388,842 MWh, a weighted average price of $17.96/MWh and expiry dates up to December 31, 2020.

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the consolidated financial statements.

Share swap agreement

Just Energy has entered into a share swap agreement to manage the consolidated statement of income volatility associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. Just Energy records the fair value of the share swap agreement in the non-current derivative financial liabilities on the consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the consolidated statements of income as a change in fair value of derivative instruments and other.

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark-to-market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 during the three months ended June 30, 2018 or the year ended March 31, 2018.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at June 30, 2018:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$213,268	$213,268
Derivative financial liabilities	-	(15,392)	(84,315)	(99,707)
Total net derivative assets (liabilities)	$-	$(15,392)	$128,953	$113,561

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2018:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$283,431	$283,431
Derivative financial liabilities	-	(21,092)	(117,067)	(138,159)
Total net derivative assets (liabilities)	$-	$(21,092)	$166,364	$145,272

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Three months ended June 30, 2018	Year ended March 31, 2018
Balance, beginning of period	$166,364	$(315,110)
Total gains (losses)	(219,196)	105,709
Purchases	(9,939)	207,531
Sales	4,933	(64,464)
Settlements	42,446	232,698
Balance, end of period	$(15,392)	$166,364

(b)	Classification of non-derivative financial assets and liabilities

As at June 30, 2018 and March 31, 2018, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Long-term debt recorded at amortized cost has a fair value as at June 30, 2018 of $594.4 million (March 31, 2018 - $570.1 million) and the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exceptions of 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which are fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures are classified as Level 1 in the FV hierarchy.

Investments in equity instruments have a fair value as at June 30, 2018 of $36.4 million (March 31, 2018: $36.3 million) and are measured based on Level 2 of the fair value hierarchy. Level 2 inputs for non-derivative financial assets include quoted prices for similar assets in active markets, and quoted prices for identical or similar assets that are not active.

No adjustments were made in the quarter in valuing the investment in ecobee or Energy Earth. Movements are related to foreign exchange revaluations.

The following table illustrates the classification of investments in the FV hierarchy as at June 30, 2018:

	Level 1	Level 2	Level 3	Total
Investment in ecobee	$-	$32,446	$-	$32,446
Investment in Energy Earth	-	3,950	-	3,950
Total investments	$-	$36,396	$-	$36,396

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. and international operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended June 30, 2018, assuming that all the other variables had remained constant, loss for the period would have been $3.2 million lower/higher and other comprehensive income would have been $17.2 million lower/higher.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $361 in profit before income taxes for the three months ended June 30, 2018 (2017 - $103).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the three months ended June 30, 2018 would have increased (decreased) by $235,411 ($233,137), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the three months ended June 30, 2018 would have increased (decreased) by $238,581 ($236,350), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the U.K., Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	June 30, 2018	March 31, 2018

Current	$124,703	$113,786
1– 30 days	33,958	44,374
31 – 60 days	12,447	21,241
61 – 90 days	9,680	12,686
Over 90 days	48,486	69,207
	$229,274	$261,294

Changes in the expected lifetime credit loss were as follows:

	June 30, 2018	March 31, 2018

Balance, beginning of period	$60,121	$49,431
Provision for doubtful accounts	20,800	56,300
Bad debts written off	(37,867)	(41,802)
Adjustment from IFRS 9 adoption	23,636	-
Other	(1,469)	(3,808)
Balance, end of period	$65,221	$60,121

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at June 30, 2018, the estimated counterparty credit risk exposure amounted to $213,268 (2017 - $35,451), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at June 30, 2018:

	Carrying amount	Contractual cash flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	$638,420	$638,420	$638,420	$-	$-	$-
Long-term debt[1]	578,862	610,845	-	350,845	260,000	-
Gas, electricity and non-commodity contracts	99,707	3,332,923	1,606,528	1,391,632	256,316	78,447
	$1,316,989	$4,582,188	$2,244,948	$1,742,477	$516,316	$78,447

As at March 31, 2018:

	Carrying amount	Contractual cash flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	$616,434	$616,434	$616,434	$-	$-	$-
Long-term debt[1]	543,504	575,525	122,115	193,410	260,000	-
Gas, electricity and non-commodity contracts	138,159	3,171,037	1,867,389	1,202,949	69,658	31,041
	$1,298,097	$4,362,996	$2,605,938	$1,396,359	$329,658	$31,041

1 Included in long-term debt are the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at June 30, 2018, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years
Interest payments	$30,389	$35,100	$18,900	$-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at June 30, 2018, Just Energy has applied an adjustment factor to determine the fair value of its financial assets in the amount of $4,999 (2017 - $4,714) to accommodate for its counterparties’ risk of default.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	ACQUISITION OF BUSINESSES

(a)	Acquisition of Intell Enercare Solutions Inc.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. The purchase price consideration included cash consideration of $2.2 million. There is contingent consideration where Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The EBITDA target with respect to the contingent consideration for 2018 is $3.5 million. For the 2019 and 2020 years, it is $3.0 million and $2.5 million, respectively. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million based on the three-year forecast and was subsequently reduced to $1.3 million. The acquisition of Intell Enercare Solutions Inc. was accounted for using the purchase method of accounting. Just Energy allocated the final purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Intangible assets	$877
Goodwill	9,979
Working capital	(637)
Deferred tax	(232)
Total consideration	$9,987

Cash paid, net of estimated working capital adjustment	$2,199
Contingent consideration	7,788
Total consideration	$9,987

The transaction costs related to the acquisition have been expensed and are included in other operating expenses in the consolidated statements of income. The goodwill represents the synergies and potential for cross-selling energy saving technologies to Just Energy customers.

(b)	Acquisition of EdgePower, Inc.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US$14.9 million, of which US$7.5 million was paid in cash and US $7.4 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019-2021 with minimum thresholds that must be met. As at the acquisition date, the amount recognized for management remuneration was $nil.

The following is the preliminary purchase price allocation for EdgePower:

NET ASSETS ACQUIRED

Working capital	$993
Intangible assets	14,198
Goodwill	7,673
Deferred tax liabilities	(3,820)
Total consideration	$19,044

Cash paid, net of working capital adjustment	$9,534
Common shares issued	9,510
Total consideration	$19,044

10.	NON-CONTROLLING INTEREST

Just Energy owns 95% of the issued and outstanding shares of Just Energy Deutschland GmbH and 51% of the issued and outstanding shares of db SWPro GmbH (“SWPro”), and therefore, has treated the 5% and 49%, respectively, that is not owned by Just Energy as a non-controlling interest.

11.	LONG-TERM DEBT AND FINANCING

	Maturity	June 30, 2018	March 31, 2018
Credit facility (a)	September 1, 2020	$153,325	$122,115
Less: Debt issue costs (a)		(2,439)	(664)
6.75% $100M convertible debentures (b)	March 31, 2023	86,018	85,760
6.75% $160M convertible debentures (c)	December 31, 2021	148,816	148,146
6.5% convertible bonds (d)	July 29, 2019	193,142	188,147
5.75% convertible debentures (e)	September 30, 2018	-	-
		578,862	543,504
Less: Current portion		-	(121,451)
		$578,862	$422,053

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Credit facility (a)	$-	$153,325	$-	$-	$153,325
6.75% $100M convertible debentures (b)	-		100,000		100,000
6.75% $160M convertible debentures (c)	-	-	160,000	-	160,000
6.5% convertible bonds (d)	-	197,520	-	-	197,520
	$-	$350,845	$260,000	$-	$610,845

The details for long-term debt is as follows:

	As at April 1, 2018	Cash inflows / (outflows)	FX	Non-cash changes	As at June 30, 2018

Credit facility (a)	$121,451	$29,037	$-	$398	$150,886
6.75% $100M convertible debentures (b)	85,760	-	-	258	86,018
6.75% $160M convertible debentures (c)	148,146	-	-	670	148,816
6.5% convertible bonds (d)	188,147	-	3,995	1,000	193,142
	543,504	29,037	3,995	2,326	578,862
Less: Current portion	(121,451)	-	-	-	-
	422,053	29,037	3,995	2,326	578,862

	As at April 1, 2017	Cash inflows / (outflows)	FX	Non-cash changes	As at March 31, 2018

Credit facility (a)	$66,001	$53,857	$-	$1,593	$121,451
6.75% $100M convertible debentures (b)	-	95,869	-	(10,109)	85,760
6.75% $160M convertible debentures (c)	145,579	-	-	2,567	148,146
6.5% convertible bonds (d)	190,486	-	(6,101)	3,761	188,147
5.75% convertible debentures (e)	96,022	(100,000)	-	3,978	-
	498,088	49,726	(6,101)	1,790	543,504
Less: Current portion	-	-	-	-	(121,451)
	498,088	49,726	(6,101)	1,790	422,053

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the quarter ended June 30. Interest is expensed  based on the effective interest rate.

	2018	2017
Credit facility (a)	$4,434	$2,638
6.75% $100M convertible debentures (b)	2,292	-
6.75% $160M convertible debentures (c)	3,370	2,720
6.5% convertible bonds (d)	4,147	4,054
5.75% convertible debentures (e)	-	2,073
Unwinding of discount and other	2,097	505
	$16,340	$11,990

(a)	As at June 30, 2018, the Company has renegotiated an agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”), HSBC Bank Canada, JPMorgan Chase Bank N.A., Alberta Treasury Branches, Canadian Western Bank and Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley Bank N.A.. The agreement extends Just Energy’s credit facility for an additional two years to September 1, 2020. The facility size was increased to $352.5 million from $342.5 million, with an accordion for Just Energy to draw up to $370 million. A certain principal amount outstanding under the LC facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.40%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.40% and letters of credit are at a rate of 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at June 30, 2018, the Canadian prime rate was 3.45% and the U.S. prime rate was 5.00%. As at June 30, 2018, $153.32 million has been drawn against the facility and total letters of credit outstanding as of June 30, 2018, amounted to $103.9 million (March 31, 2018 - $113.4 million). As at June 30, 2018, Just Energy has $95.3 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K., Barbados, Ireland, Japan and German operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at June 30, 2018, the Company was compliant with all of these covenants.

(b)	On February 22, 2018, Just Energy issued $100 million of convertible unsecured senior subordinated debentures (the “6.75% $100 million convertible debentures”). The 6.75% $100 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on March 31 and September 30 in each year, and have a maturity date of March 31, 2023.

(c)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% $160 million convertible debentures”). The 6.75% $160 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds.

(e)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “5.75% convertible debentures”), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018.

12.	INCOME TAXES

	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Current income tax expense (recovery)	$(2,512)	$591
Deferred income tax expense	10,473	6,206
Provision for income taxes	$7,961	$6,797

13.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

Just Energy had the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 6.75% convertible debentures expiring December 31, 2021, as well as the renewal of Just Energy common shares expiring March 16, 2018, respectively. Under each NCIB, Just Energy could have purchased debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2018 up to daily and total limits. These shares may be purchased during the year starting March 19, 2018 and ending March 15, 2019. For the three months ended June 30, 2018, Just Energy had purchased $nil of common shares through the NCIB program, compared to $nil, purchased in the prior year.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Details of issued and outstanding shareholders’ capital are as follows:

	Three months ended June 30, 2018		Year ended March 31, 2018
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	148,394,152	$1,079,055	147,013,538	$1,070,076
Share-based awards exercised	630,425	4,979	1,643,156	11,954
Acquisition of subsidiary	-	-	1,415,285	8,966
Repurchase and cancellation of shares	-	-	(1,677,827)	(11,941)
Balance, end of period	149,024,577	$1,084,034	148,394,152	$1,079,055

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,323,300	$136,771	4,040,000	$128,363
Shares issued for cash	338,865	10,447	283,300	9,260
Preferred shares issuance cost	-	(235)	-	(852)
Balance, end of period	4,662,165	$146,983	4,323,300	$136,771

Shareholders' capital	153,686,742	$1,231,017	152,717,452	$1,215,826

14.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy. Just Energy has aggregated the operating segments into these reportable segments on the basis that the operating segments share economic characteristics. These characteristics include the nature of the product and services sold, the distribution methods, and the type of customer class and regulatory environment. The Consumer Energy segment includes cash and cash equivalents, as well as the long-term debt.

Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

Corporate and Shared Services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2018

	Consumer division	Commercial division	Corporate and shared services division	Consolidated

Sales	$542,178	$334,279	$-	$876,457
Gross margin	118,765	34,767	-	153,532
Administrative expenses	20,147	9,511	26,024	55,682
Selling and marketing expenses	33,689	16,85	-	50,543
Depreciation of property, plant and equipment	853	45	-	898
Amortization of intangible assets	4,003	342	-	4,345
Other operating expenses	20,409	2,166	-	22,575
Operating profit (loss) for the period	$39,664	$5,849	$(26,024)	19,489
Finance costs				(16,340)
Change in fair value of derivative instruments and other				(36,556)
Other expenses				(55)
Provision for income taxes				(7,961)
Loss for the period			$-	(41,423)
Capital expenditures	$9,181	$674	$-	9,855
Total goodwill	$148,375	$157,018	$-	305,393
Total assets	$1,222,492	$404,308	$-	1,626,800
Total liabilities	$1,216,190	$223,600	$-	1,439,790

For the three months ended June 30, 2017

	Consumer division	Commercial division	Corporate and shared services division	Consolidated

Sales	$486,766	$360,940	$-	847,706
Gross margin	115,507	42,056	-	157,563
Administrative expenses	15,244	7,965	25,422	48,631
Selling and marketing expenses	38,989	19,087	-	58,076
Depreciation of property, plant and equipment	949	48	-	997
Amortization of intangible assets	3,273	187	-	3,460
Other operating expenses	27,863	2,656	-	30,519
Operating profit (loss) for the period	$29,189	$12,113	$(25,422)	15,880
Finance costs				(11,990)
Change in fair value of derivative instruments and other				110,617
Other income				1,599
Provision for income taxes				(6,797)
Profit for the period			$-	109,309
Capital expenditures	$5,357	$2,639	$-	7,996
Total goodwill	$145,177	$150,507	$-	295,684
Total assets	$968,470	$302,566	$-	1,271,036
Total liabilities	$1,089,751	$251,104	$-	1,340,855

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Sales from external customers

The revenue is based on the location of the customer.

	For the three months June 30, 2018	For the three months June 30, 2017
Canada	$89,228	$83,379
United States	613,289	634,512
International	173,940	129,815
Total	$876,457	$847,706

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at June 30, 2018	As at March 31, 2018
Canada	$207,036	$201,985
United States	214,359	207,147
International	13,955	11,687
Total	$435,350	$420,819

15.	OTHER EXPENSES

(a)	Other operating expenses

	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Amortization of intangible assets	$4,345	$3,460
Depreciation of property, plant and equipment	898	997
Bad debts expense	20,800	15,272
Share-based compensation	1,775	15,247
	$27,818	$34,976

(b)	Employee benefits expense

	For the three months ended June 30, 2018	For the three months ended June 30, 2017
Wages, salaries and commissions	$61,508	$56,171
Benefits	4,881	6,310
	$66,389	$62,481

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

16.	EARNINGS PER SHARE

	For the three months ended June 30, 2018	For the three months ended June 30, 2017
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) as per consolidated statement of income	$(41,377)	$103,858
Dividend to preferred shareholders - net of tax	2,343	2,212
Earnings (loss) available to shareholders	$(43,720)	$101,646
Basic weighted average shares outstanding	148,472,715	147,063,935
Basic earnings (loss) per share available to shareholders	$(0.29)	$0.69

DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) available to shareholders	$(43,720)	101,646
Adjustment for dilutive impact of convertible debentures	-	2,366
Adjusted earnings (loss) available to shareholders	$(43,720)	$99,280
Basic weighted average shares outstanding	148,472,715	147,063,935
Dilutive effect of:
Restricted share and performance bonus grants	3,034,501	3,252,330
Deferred share grants	115,184	93,593
Convertible debentures	44,438,208	38,804,494
Shares outstanding on a diluted basis	196,060,609	189,214,352
Diluted earnings (loss) per share available to shareholders	$(0.29)	$0.52

17.	DIVIDENDS PAID

For the quarter ended June 30, 2018, dividends of $0.125 (2017 - $0.125) per common share were declared by Just Energy. These dividends amounted to $19,074 (2017 - $18,773), and were approved by the Board of Directors and were paid out during the year.

For the quarter ended June 30, 2018, dividends of US$0.53125 (2017 - $0.53125) per preferred share were declared by Just Energy. These dividends amounted to $3,188 (2017 - $3,010), and were approved by the Board of Directors and were paid out during the year.

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2018

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

18.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2018

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$3,676	$7,959	$7,659	$7,581	$26,875
Gas, electricity and non-commodity contracts	1,606,528	1,391,632	256,316	78,447	3,332,923
	$1,610,204	$1,399,591	$263,975	$86,028	$3,359,798

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2018 amounted to $58.6 million.

As at June 30, 2018, Just Energy had total letters of credit outstanding in the amount of $103.9 million (Note 11(a)).

19.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s interim consolidated financial statements.

33.